Exhibit 14
ADAMS RESPIRATORY THERAPEUTICS, INC.
CODE of CONDUCT and ETHICS

Table of Contents

Purpose	1

Reporting Violations	2

Our Obligation to You	3

Chief Compliance Officer and Compliance Committee	4

Investigations and Enforcement	4

Your Obligation to Adams	5

Disclosure, Amendments and Waivers	6

Standards of Conduct and Ethics for Employees, Officers and Directors	6

Compliance with Laws, Rules and Regulations	6

Conflicts of Interest	8

Corporate Opportunities	9

Protection and Proper Use of Company Assets	10

Work Environment	10

Confidential and Proprietary Information	11

Fraudulent Activities	13

Integrity of Records and Compliance with Accounting Principles	13

Fair and Honest Dealing	14

Bribery, Kickbacks and Other Improper Payments, Customer and Supplier Relations	14

Ethics & Compliance in the International Community	15

Supplemental Standards for Principal Executive Officer and Other Senior Financial Officers	16

Contacts and Phone Numbers	18

Conflict of Interest Disclosure Statement	19
This Code is available on our website at www.adamsrt.com.
This Code is not intended to create, nor does it create, any contractual rights related to employment.
i

Purpose
Dear employees, officers and directors of Adams Respiratory Therapeutics, Inc.:
     We encourage you to conduct yourself everyday in a way that helps us maintain an outstanding reputation in the communities we serve. Nonetheless, a written code is an important reference source for you, especially in situations where determining the “the right thing to do” is difficult. Our employee handbook and other of our published policies provide additional guidance.
     You should keep in mind these important considerations when reading this Code:
•	The Code should be applied both in letter and in spirit.

•	The Code should be considered together with any applicable laws and regulations, as well as any applicable company policies and procedures, including those in the employee handbook.

•	The Code applies to all of our employees, officers and directors regardless of where they work or their positions in the overall organization.

•	Our policy is for anyone aware of any possible violation of this Code or of any policy or legal requirement to report the possible violation. We will not tolerate retaliation against anyone for such reporting.

•	We may discipline anyone who does not comply with this Code, as well as with our other policies and procedures up to and including termination. Violations of the standards outlined in this Code also could result in criminal penalties, civil liabilities, or both.
     Integrity and a high standard of ethics are fundamental to our beliefs. We are committed to doing what is right and deterring wrongdoing. In dealings with our customers, suppliers and fellow employees, we require you to adhere to the following principles:
•	Conduct yourself in a forthright and honest manner;

•	Be fair and considerate in all dealings;

•	Maintain professional behavior in all relationships;

•	Make only commitments you believe you can keep and keep such commitments;

•	Respect the rights and dignity of all individuals; and

•	Obey the law.
     We will take steps to communicate the provisions of this Code and our other policies and procedures to you through periodic training programs and the dissemination of other information. We require your commitment to this Code. If you have questions about this Code or the proper course of action to take in a particular situation, ask your immediate supervisor or the Compliance Officer for direction. We may modify the Code from time to time, so please be alert to notices relating to changes.
Principal Executive Officer and Other Senior Financial Officers
     This Code contains additional standards of conduct for our Chief Executive Officer and Chief Financial Officer. These standards can be found under the section entitled “Supplemental Standards for Principal Executive Officer and Other Senior Financial Officers.”
Reporting Violations
     Our policy is that anyone who is aware of a possible violation of this Code or any other of our policies or legal requirements, report that possible violation to us. Several options are available to you if you need to make a report:
     You can speak with your supervisor. We encourage you first to contact your immediate supervisor, who is in turn responsible for informing the Compliance Officer of any concerns you raised.
     You can speak directly with the Compliance Officer. If you prefer not to discuss a concern with your own supervisor, you may instead contact the Compliance Officer directly at (908) 879-1410. You may e-mail the Compliance Officer at wriehemann@adamsrt.com. In addition, you may submit a letter to the Compliance Officer at Compliance Officer, 425 Main Street, Chester, NJ 07930. You may submit the letter anonymously if you so choose.
     You can call our compliance hotline. You may also call our Compliance Line at (888) 475-8376 (for toll-free access outside of the United States, U.S. territories or Canada, first dial our direct access number for the country from which you are calling). You can use the Compliance Line to report possible violations or to check on the status of a previously filed report. You can also report to the Compliance Line if you feel that we have not addressed a report you previously made to company management, your supervisor, other management personnel or the Compliance Officer.
     The Compliance Line is administered by an outside vendor. The Compliance Line is available 24 hours a day, seven days a week. Calls to the Compliance Line are not recorded, and are not able to be traced. A live person answers all calls. You have the option to remain anonymous. If you remain anonymous, you will receive a numeric code so that you may call back and ask for follow up and, in the event we need more information, such follow up call will be an opportunity for you to provide those details. Once the call or e-mail is completed, the Compliance Officer will receive a report.
     If you report a possible violation, regardless of the method that you use to make the report, we need you to provide as much detail as possible, including names, dates, times, locations and the specific conduct in question. We can adequately investigate the reported action only with sufficient specific information.
     We will treat your submission of information in a confidential manner to the extent reasonably possible. Please note, however, that if we investigate the activities you have reported, we may not be able to maintain the confidentiality of the fact of the report or the information reported.
Our Obligation to You
     We are committed to providing a workplace conducive to open discussion of our business practices. Our policy is for anyone aware of any possible violation of this Code, any of our policies or legal requirements to report the possible violation. We will not tolerate retaliation against anyone for such reporting. Our policy also is to comply with all laws that protect you against unlawful discrimination or retaliation as a result of your lawfully and truthfully reporting information regarding, or participation in, investigations involving allegations of corporate fraud or other violations by us or our agents of federal or state law.
     Of course, reports based upon evidence that you know to be false and reports that you know, or reasonably should know, to be groundless are not appropriate and we reserve the right to take appropriate disciplinary action with respect to such reports. In addition, except to the extent required by law, this policy does not cover you if you violate the confidentiality of any applicable lawyer-client privilege to which we or our agents may be entitled, or if you violate your confidentiality obligations with regard to our trade secrets or confidential information. If you have any questions as to what information may be confidential or as to what your obligations may be with respect to particular information, you should contact your supervisor, the Human Resources Contact or the Compliance Officer. You can find the appropriate contact information for the Human Resources Contact and the Compliance Officer at the end of this Code.
     If you believe that you have been subjected to any action that violates this policy, you may file a complaint with your supervisor, the Compliance Officer or the Human Resources Contact. If we determine that you experienced any improper employment action in violation of this policy, we will take corrective action.

Chief Compliance Officer and Compliance Committee
     As part of our commitment to conducting our business ethically, the Board of Directors has appointed a Compliance Officer. The Compliance Officer handles our day-to-day compliance matters. The Compliance Officer has overall responsibility to:
•	Receive, collect, review, process, investigate and resolve concerns and reports on the matters described in the Code;

•	Work with legal counsel from time to time to review the Code in connection with current federal, state and local laws;

•	Recommend to the Nominating and Corporate Governance and Audit Committee of the Board of Directors any updates to the Code as they deem necessary;

•	Present to the appropriate committee, either a copy or summary of each report received regarding our accounting, auditing and internal auditing controls or disclosure practices;

•	Present directly to the Audit Committee of the Board of Directors on a periodic basis, unless immediate attention by the Audit Committee is warranted, a copy of each report received regarding our accounting, auditing and internal auditing controls or disclosure practices;

•	Coordinate the establishment of programs to educate you about the Code and compliance issues with human resources;

•	Provide guidance on the meaning and application of the Code;

•	Communicate with independent contractors and agents about the Code, as necessary;

•	Monitor and audit compliance with the Code; and

•	Periodically report to management, the Nominating and Corporate Governance Committee and Audit Committee of the Board of Directors on implementation and effectiveness of the Code and other compliance matters.
Investigations and Enforcement
     The Compliance Officer will collect, review and process reports of possible violations of the Code. The Compliance Officer may refer reports submitted, as he or she determines to be appropriate or as required under the directives of the Board of Directors, to the Board or an appropriate committee of the Board. Any reports the Compliance Officer submits that involve our accounting, auditing and internal auditing controls and disclosure practices will be presented directly to the Audit Committee of the Board of Directors on a periodic basis, unless immediate attention by the Audit Committee is warranted.
     We will investigate reports of possible violations of the Code and, if we substantiate a violation of the Code, we will take disciplinary action, where necessary, including appropriate sanctions for the individual(s) involved, up to and including termination of employment. We will not permit any executive officer or director believed to have participated in a possible violation to participate in any investigation or recommendation for disciplinary action or sanctions.
     We may report violations of the Code that constitute illegal conduct to civil or criminal authorities for further action. In addition, we may, under certain circumstances, be required to disclose violations of the Code to our stockholders.
     From time to time, we may also conduct reviews to assess compliance with the Code.
Your Obligation to Us
     The following information outlines our standards of conduct and ethics. One person’s misconduct can damage our hard-earned reputation and compromise the public’s trust in us. You should become familiar with this Code.
•	You are responsible for complying with the law and behaving in an ethical manner.

•	This Code cannot anticipate every possible situation or cover every topic in detail. From time-to-time, we may establish special policies to address specific subjects. If you are unclear about a situation, stop and ask for guidance before taking action.

•	Failure to obey laws and regulations violates this Code and may expose both you and us to criminal or civil sanctions. Any violation of this Code or other of our policies may result in disciplinary action, up to and including termination. We may also seek civil remedies from you and even refer criminal misconduct to law enforcement agencies.

•	You are responsible for reporting possible violations of this Code to us.

•	If you have a question about a topic covered in this Code or a concern regarding any conduct, please speak with your supervisor or with the Compliance Officer.

•	If you are uncomfortable speaking with any of these people or you wish to remain anonymous, you may call the Compliance Line at 1-888-475-8376 (your call is free).
Disclosure, Amendments and Waivers
     Disclosure
     To the extent required by law, we will publicly (e.g., in our Annual Report on Form 10-K or on our website) disclose this Code and its application to all of our officers, directors and employees.
     Amendments
     Only our Board of Directors or a duly authorized committee thereof may amend this Code.
     Waivers
     Only our Board of Directors or a duly authorized committee can waive the Code for any senior financial officer, executive officer or director. To the extent required by law or applicable stock market rules, we shall disclose publicly any such waivers for senior financial officers, executive officers or directors.
Standards of Conduct and ethics for employees, officers and directors
Compliance with Laws, Rules and Regulations
     We strive to ensure that all activity by us or on our behalf is in compliance with applicable laws, rules and regulations. The following standards are intended to provide guidance to employees, officers and directors to assist them in their obligation to comply with applicable laws, rules and regulations. These standards are neither exclusive nor complete. You can find additional policies and rules in our employee handbook and we may publish others from time to time. For additional guidance, or if you have questions regarding the existence, interpretation or application of any law, rule or regulation, please contact your supervisor or the Compliance

Officer.
Antitrust Laws
     You must comply with applicable antitrust and similar laws that regulate competition where we operate. Examples of conduct prohibited by such laws include:
•	agreements to fix prices, bid rigging, market allocation and collusion (including price sharing) with competitors;

•	boycotts, certain exclusive dealing arrangements and price discrimination agreements; and

•	unfair trade practices, including bribery, misappropriation of trade secrets, deception, intimidation and similar unfair practices.
Environmental Laws
     Our policy is to comply with all applicable environmental laws, rules and regulations. You must strive to utilize resources appropriately and efficiently and dispose of waste in accordance with applicable laws, rules and regulations.
Discrimination Laws
     We believe the fair and equitable treatment of employees, customers and suppliers and other persons is critical to fulfilling our visions and goals. Our policy is to conduct our business and to recruit, hire, train, promote, assign, transfer, layoff, recall and terminate employees, without regard to the race, color, religion, gender, ethnic origin, sexual orientation, age or disability of such person, or any other classification protected by applicable law. Our policy is to recruit, hire, train, promote, assign, transfer, layoff, recall and terminate an employee based on his or her own ability, achievement, experience, and conduct and other legitimate business reasons.
     We are proud of our work environment and we will continually take steps to maintain a pleasant work environment for all of our employees at all of our locations. Our policy is that employees treat each other with courtesy, consideration and professionalism. We will not tolerate harassment of any employee by any other employee or supervisor for any reason. In addition, state and federal law prohibit harassment for any discriminatory reason, such as race, sex, national origin, disability, sexual orientation, age or religion, which may subject us and/or the individual harasser to liability for any such unlawful conduct. We prohibit not only unlawful harassment, but also other unprofessional actions. Accordingly, we will not tolerate derogatory racial, ethnic, religious, age, sexual orientation, sexual or other inappropriate remarks, slurs or jokes.
     You should report allegations of harassment or discrimination immediately upon occurrence to your supervisor or the Compliance Officer. We will investigate reported allegations of harassment or discrimination in accordance with applicable laws and human resources policies. We expect you to seek advice from your supervisor or the Compliance Officer when confronted with business decisions involving a risk of violation (or even the potential appearance of violation) of these laws.
Insider Trading
     Federal securities laws prohibit you from purchasing or selling our securities while you are aware of material nonpublic information about us and prohibit you from disclosing material nonpublic information to others who then trade in our securities. Our Board of Directors has adopted an insider trading policy that applies to all directors, officers and other employees. You should review the insider trading policy carefully and follow its policies and procedures. Your failure to comply with our insider trading policy may subject you to sanctions, up to and including termination for cause, whether or not the failure to comply results in a violation of law. You should seek the advice of the Compliance Officer on any questions regarding this subject and our insider trading policy.
Political Process
     You shall comply with all laws, rules and regulations governing campaign finance and lobbying activities and shall not engage in any conduct that is intended to avoid the application of such laws to activities undertaken on our behalf. In addition, executive officers shall monitor compliance with lobbyist registration and disclosure requirements by all individuals who act on our behalf.
Conflicts of Interest
     A “conflict of interest” occurs when an individual’s private interest interferes in any way, or even appears to interfere, with our interests as a whole. A conflict of interest situation can arise when you take actions or have interests that may make performing your work difficult. Conflicts of interest also arise when you, or a member of your family, receives improper personal benefits as a result of your position with us.
     You owe a duty of undivided and unqualified loyalty to us and may not use your position improperly to profit personally or to assist others in profiting at our expense. We expect you to regulate your activities so as to avoid conflicts of interest. In addition, you shall communicate to the Compliance Officer any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest.
     While not all inclusive, the following will serve as a guide to the types of activities that might cause conflicts of interest:
Outside Financial Interests
•	Ownership or other interest in or employment by any outside concern that does business with us.

•	Conducting business, not on our behalf, with any of our vendors, suppliers, contractors, agencies, or any of their directors, officers or employees.

•	Representing us in any transaction in which you, or a family member, have a substantial personal interest.

•	Disclosure or use of our confidential, special or inside information for your, or a family member’s, personal profit or advantage.

•	Competing with us directly or indirectly, in the purchase, sale or ownership of property or services or business investment opportunities.
Services for Competitors/Vendors
     You may not perform work or render services for any of our competitors or for any organization with which we do business or which seeks to do business with us, outside of the normal course of your service or employment with us, without the approval of the Compliance Officer or the Audit Committee of the Board of Directors (if you are an executive officer, senior financial officer or director). You cannot serve as a director, officer or consultant of such an organization, or permit your name to be used in any fashion that would tend to indicate a business connection with such organization without such approval.
Participation on Boards of Directors/Trustees
•	We encourage you to participate in community organizations and those within the industry that we serve. In order to avoid any conflict of interest, or appearance of a conflict, that could arise from your service as a director of another organization, you must obtain approval from the Compliance Officer prior to serving as a member of the board of directors/trustees of any business, industry or community organization.

•	We retain the right to prohibit your membership on any board of directors/trustees where such membership might conflict with our best interests.

•	You must disclose all board of directors/trustees activities in your Conflict of Interest Disclosure Statement.
Corporate Opportunities
     You owe a duty to us to advance our legitimate interests when the opportunity to do so arises. You shall not take for personal use (or for use by a family member) any business opportunity you learn of during the course of serving us, using our property or as a result of your position with us. To the extent that you learn of a business opportunity that is within our existing or proposed lines of business, you should inform your supervisor or the Compliance Officer or the Board of Directors, as appropriate, of the business opportunity and refrain from personally pursuing the matter until such time as we decide to forego the business opportunity. At no time may you utilize any of our property or information or your position to generate personal gain or engage or participate in any business that directly competes with us.
Protection and Proper Use of Company Assets
     You shall strive to preserve and protect our assets and resources and to promote their efficient use. The standards set forth below are intended to guide you by articulating our expectations as they relate to activities or behaviors that may affect our assets.
Personal Use of Corporate Assets
     Theft, carelessness and waste have a direct impact on our profitability. You are not to convert our assets to personal use. Our property should be used for our legitimate business purposes and our business shall be conducted in a manner designed to further our interest rather than your personal interest. You are prohibited from the unauthorized use or taking of our equipment, supplies, materials or services. Prior to engaging in any activity on our time that will result in remuneration to you or the use of our equipment, supplies, materials or services for personal or non-work related purposes, you must obtain your supervisor’s permission.
Use of Company Software
     Our employees use software programs for word processing, spreadsheets, data management, and many other applications. Software products purchased by us are covered by some form of licensing agreement that describes the terms, conditions and allowed uses. Our policy is to respect copyright laws and observe the terms and conditions of any license agreements. Copyright laws impose civil and criminal penalties for illegal reproductions and use of licensed software. You must be aware of the restrictions on the use of software and abide by those restrictions.
Computer Resources/E-mail
     Our computer resources, which include the electronic mail system, belong to us and not to you. They are not intended to be used for amusement, solicitation, or other non-business purposes. While we recognize that you will occasionally use the system for personal communications, we expect that such uses will be kept to a minimum and that you will be responsible and professional in your use of e-mail. You may not use the computer systems to make or forward derogatory or offensive remarks about other people or groups. E-mail messages should be treated as any other written business communication. Our policies regarding our electronic systems and communications are more fully described in the employee handbook.
Work Environment

     We strive to provide a safe and healthy work environment for all employees. Your employee manual covers various standards we expect you to follow with respect to maintaining a safe, productive and healthy work environment.
Confidential and Proprietary Information
Confidentiality
     Confidential information includes all non-public information that might be of use to competitors, or harmful to us or our customers, if disclosed. All information (in any form, including electronic information) that is created or used in support of our business activities is our property. This information is a valuable asset and we expect you to protect it from unauthorized disclosure. This information includes our customer, supplier, business partner, and employee data. Federal and state law may restrict the use of such information and impose penalties for impermissible use or disclosure.
     You must maintain the confidentiality of information entrusted to you by us or our customers, vendors or consultants except when disclosure is properly authorized by us or legally mandated. You shall take all reasonable efforts to safeguard such confidential information that is in your possession against inadvertent disclosure and shall comply with any non-disclosure obligations imposed on us in our agreements with third parties.
     You should protect information pertaining to our competitive position, business strategies, trade secrets and business methods and information relating to negotiations with employees or third parties and share such information only with employees having a need to know such information in order to perform their job responsibilities. If you should have any questions regarding confidentiality, contact your supervisor or the Compliance Officer.
Intellectual Property and Proprietary Information
     You must carefully maintain and manage our intellectual property rights, including patents, trademarks, copyrights and trade secrets, to preserve and protect their value. Our information, ideas and intellectual property assets are important to our success.
     Our names, logos, trademarks, service marks, inventions, processes and innovations are intellectual property assets and their protection is vital to the success of our business. Our logos, trademarks and service marks are to be used only for authorized company business and never in connection with personal or other activities unless appropriately approved and in accordance with our policy. In addition, you must respect the intellectual property rights of third parties. Violation of these rights can subject both you and us to substantial liability, including criminal penalties.
     A basic definition of common types of intellectual property rights follows:
     A patent permits an inventor to prohibit others from making, using, offering to sell,

selling or importing products or services covered by the claims of the patent. Report any unauthorized use of our patents and only use products or services covered by the patent of a third party as authorized by the terms of the license agreement that we have entered into with the third party.
     Trademarks and service marks are words, names, logos, and designs that help consumers recognize the source of a product or service and distinguish it from the source of products and services of competitors. Our name and logo are among our most valuable assets. The use of our trademarks or service marks by a third party must be properly authorized or licensed. Similarly, we must have a license or authorization to use a third party trademark or service mark. Do not use a third party’s trademark or service mark without written permission.
     Copyrights protect works of authorship such as articles, drawings, photographs, video, music, audiotapes and software. The owner of a valid copyright enjoys many exclusive rights, including without limitation, the exclusive rights to copy, perform, make derivative works and distribute the works. Do not use, copy, distribute or store works of authorship without first determining that we have obtained permission from the copyright holder or that other limited copying is legally permitted.
     A trade secret is valuable non-public information, regardless of the form of the information, that creates (i) a competitive advantage for us by being kept secret and (ii) is the subject of efforts by us reasonable under the circumstances to maintain the secrecy of the information. Examples may include information about customers, like their buying patterns and needs, and financial, planning, marketing, and strategic information about our current and future business plans. Treat as trade secrets and keep confidential all of our commercially sensitive and important business information and all similar information of other companies and persons that we have received under a confidentiality agreement. Follow all of our policies regarding the treatment of sensitive information and follow all security measures regarding the disclosure and distribution of sensitive information.
     Intellectual property that you create while employed by us belongs to us. You must share any innovations or inventions you create with your supervisor so that we can take steps to protect these valuable assets.
Records Management
     Our corporate records are important assets. Corporate records include essentially everything you produce as an employee, regardless of its format. A corporate record may be in the form of paper, computer tapes, microfilm, e-mail, or voice mail.
     We are required by law to maintain certain types of corporate records, usually for a specified period of time. Failure to retain such documents for such minimum periods could subject us to penalties and fines, cause the loss of rights, obstruct justice, place us in contempt of court, or place us at a serious disadvantage in litigation. However, storage of voluminous records over time is costly. Therefore, we have established controls to assure retention for required periods and timely destruction of retrievable records, such as paper copies and records on computers, electronic systems, microfiche, and microfilm. Even if we retain a document for the legally required period, liability could still result if we destroy a document before its scheduled destruction date.
     We expect you to become familiar with and fully comply with the records retention/destruction schedule for the departments for which you work, as set forth in the record retention standard operating procedure. If you believe documents should be retained beyond the applicable retention period, consult with the Compliance Officer.
Personnel Actions/Decisions
     You must treat salary, benefit, medical and other personal information relating to employees as confidential. You are to maintain personnel files, payroll information, disciplinary matters, and similar information in a manner designed to protect confidentiality in accordance with applicable laws. You shall exercise due care to prevent the release or sharing of information beyond those persons who may need such information to fulfill their job function. Notwithstanding the foregoing, all personnel information belongs solely to us and may be reviewed or used by us as needed to conduct our business.
Fraudulent Activities
     You should report any activities that you believe may constitute a violation of any law relating to securities, mail fraud, bank, or wire, radio or television fraud, any rule or regulation of the Securities and Exchange Commission, or any provision of law relating to fraud against shareholders to the Compliance Officer.
Integrity of Records and compliance
with Accounting Principles
     The preparation and maintenance of accurate and reliable business records is required by law and is of critical importance to our decision-making processes and to the proper discharge of our financial, legal, and reporting obligations. All of our financial and other business records, including expense accounts, purchase orders, requisitions, bills, payroll, reports to government agencies and other reports, books and records of ours must be prepared with care and honesty. False or misleading entries in such records are unlawful and are not permitted. All corporate funds and assets must be recorded in accordance with generally accepted accounting principles and applicable corporate procedures. No undisclosed or unrecorded corporate funds shall be established for any purpose nor should our funds be placed in any personal or non-corporate account. You are not authorized to depart from our policy or to condone a departure by anyone else.
     We maintain a system of internal controls and procedures that we believe provides reasonable assurance that transactions are executed in accordance with management’s authorization and properly recorded and that financial records and reports are accurate and reliable. We currently are in the process of drafting written policies and procedures. Upon completion, we will distribute these policies and procedures to our employees. We expect you to adhere to these procedures.
     You must comply with accounting and internal controls and procedures and auditing procedures at all times. We expect you to strictly adhere to both the letter and the spirit of internal controls and procedures at all times.
Fair and Honest Dealing
     You shall deal fairly and honestly with our shareholders, customers, suppliers, competitors and employees. You must behave in an ethical manner and shall not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.
Bribery, Kickbacks and Other Improper Payments; Customer and Supplier Relations
General
     We and our employees, officers and directors must maintain high ethical and professional standards in dealing with government officials and members of the private sector. Our funds, property or services must not be given, either directly or indirectly, to anyone in an improper effort to obtain or retain business for us or to obtain special or unusual treatment in connection with a business transaction.
Selling to Customers
     We compete vigorously, but fairly. Do not misrepresent our products, services or capabilities, even if fair and honest representation means losing a sale. If silence about a fact could mislead a customer, disclose the information. Communicate clearly and precisely so that customers understand the terms of contracts, including schedules, prices and responsibilities. Customers rely on our employees and on our commitment to them.
Choosing Suppliers
     Strive to build good working relationships with our suppliers. Choose suppliers based on merit, considering, among other things, price, quality, delivery capability, responsiveness, and reputation for service and integrity.
Business Courtesies and Inducements
     Gifts, meals and entertainment are common courtesies intended to build goodwill and sound working relationships among business professionals. You may accept or offer meals and entertainment from and to other business professionals if they are voluntarily offered, for a legitimate business purpose, are reasonable, and do not compromise (or could appear to compromise) your or their business judgment or your or their ability to make objective and fair business decisions.
     Neither you nor your family members should knowingly request, accept or offer anything else that could be construed as an attempt to influence your performance of duties or to favor a customer, supplier, or competitor contrary to our best interests, including gifts, payments, travel, honoria, or other valuable benefits from any existing or potential customer, supplier, or competitor. We strictly prohibit loans of any sort.
     Sales-related commissions, rebates, discounts, credits and allowances are often customary business inducements. Both givers and receivers of these inducements need to be careful to avoid illegal or unethical payments and to maintain compliance with tax laws, if applicable. Any such commissions or credits given or received by us must be reasonable in value, competitively justified, properly documented and made to the business entity with which the original sales agreement was made or to which the original invoice was issued. Such inducements should not be made to or received by individual officers, employees or agents of the business entity or to another related business entity. Although discouraged, we permit some payments if they are legal and necessary, and if they follow established, well-recognized practice in the area. Payments must be made only for administrative actions to which we are clearly entitled and they should be approved and recorded.
Dealings with Government Agencies
     You must take special care when dealing with government customers. Do not directly or indirectly promise, offer or make payment in money or anything of value to anyone, including a government official, agent or employee of a government, political party, labor organization or business entity or a candidate of a political party, or their families, with the intent to induce favorable business treatment or to improperly affect business or government decisions. This policy prohibits actions intended either to influence a specific decision or merely to enhance future relationships. Discussing employment possibilities with government employees while doing business with the government is also inappropriate in certain circumstances. Contact the Compliance Officer if you have questions concerning compliance with these obligations.
Ethics & Compliance in the International Community
     We are committed to maintaining high standards of business conduct at home and abroad. We and you must comply with all local laws of the countries in which we conduct business, applicable international and intergovernmental regulations and U.S. laws that apply to international activities and other applicable laws.
     If you conduct business for us outside of the U.S., in addition to being familiar with the local laws of the other countries involved, be sure you are familiar with the following U.S. laws and regulations. Violations of these laws can result in substantial fines, imprisonment and severe restrictions on our ability to do business.

     Foreign Corrupt Practices Act
     The Foreign Corrupt Practices Act (FCPA) has a variety of provisions that regulate business in other countries and with foreign citizens. In essence, the FCPA makes promising or giving anything of value to a foreign official or political party in order to obtain or keep business or obtain any improper advantage a crime. Making payments to agents, sales representatives or other third parties if you have reason to believe your gift will be used illegally is also illegal. Seek advice from the Compliance Officer for interpretation of the FCPA if you are involved in any business dealings that involve foreign countries.
     Anti-Boycott Laws
     Cooperating in any boycotts between foreign countries not sanctioned by U.S. law is illegal. You must report all requests for boycott support or boycott-related information to the Compliance Officer.
     Treasury Embargo Sanctions
     The Treasury Department’s office of Foreign Assets Control prohibits U.S. companies and their foreign subsidiaries from doing business with certain countries and agencies and certain individuals. The regulations vary depending on the country and the type of transaction and often change as U.S. foreign policy changes. If you are aware of any sensitive political issues with a country in which we do or are considering doing business, seek advice from the Compliance Officer.
     Export Control Restriction
     To prevent sensitive goods, technology and software from falling into the wrong hands, exports of these products and technical information to certain countries or individuals are restricted. These restrictions may also apply to transfers between us and any foreign subsidiaries we may have.
     An “export” is defined as any method of conveying data to foreign individuals or companies, including sales, training and consulting, product promotion and casual conversation, even if these activities occur in the U.S. Because these control restrictions are designed to further U.S. foreign policy and national security goals, they are subject to change. Obtain guidance from the Compliance Officer to identify the applicable rules before exporting such goods or technology. In addition to these specific laws, be aware that U.S. antitrust laws and certain employment laws apply to our international operations.
Supplemental Standards for Principal Executive Officer and Other Senior Financial Officers
     Our Board of Directors has established certain supplemental ethical standards for our

Chief Executive Officer, Chief Financial Officer and principal accounting officer (the “Senior Financial Officers”). The Senior Financial Officers must comply with these standards in addition to all of the other standards contained in this Code.
Integrity and Accuracy of Public Disclosures
     The Senior Financial Officers shall take all reasonable steps to provide full, fair, accurate, timely and understandable disclosures in the reports and documents that we file with or submit to the Securities and Exchange Commission and in other public communications made by us. In the event that a Senior Financial Officer learns that any such report, document or communication does not meet this standard and the deviation is material, then such officer shall review and investigate such deviation, advise the Board of Directors or the appropriate committee of the Board of Directors regarding the deviation and, where necessary, revise the relevant report, document or communication.
Accounting Treatment
     Although a particular accounting treatment for one or more of our operations may be permitted under applicable accounting standards, the Senior Financial Officers shall not authorize or permit the use of such an accounting treatment if the effect is to distort or conceal our true financial condition. The accounting standards and treatments utilized by us shall, in all instances, be determined on an objective and uniform basis and without reference to a single transaction or series of transactions and their impact on our financial results for a particular time period. Any new or novel accounting treatment or standard that is to be utilized in the preparation of our financial statements shall be first discussed with the Audit Committee of the Board of Directors and our independent auditors.

Contacts and Phone Numbers

Corporate Compliance Officer	(908) 879-1410
Walter Riehemann	wriehemann@adamsrt.com

Human Resources Contact	(908) 879-1405
Laurie Shan	lshah@adamsrt.com

Compliance Line	1-888-475-8376
(For toll-free access outside of the United States, U.S. territories or Canada, first our direct access number for the country from which you are calling.)
This Code is not intended to create, nor does it create, any contractual rights related to employment.

Conflict of Interest Disclosure Statement
     I, ___, disclose to the Board of Directors of Adams Respiratory Therapeutics, Inc. that I serve either as an officer or as a member of the Board of Trustees/Board of Directors of the following entities and receive as remuneration for my services the amounts set forth below:

Entity	Title	Compensation

Date of Disclosure Statement	Print Name

Signature
     I further disclose that I hold, or a member of my family holds, a direct or indirect ownership interest greater than 2% in assets or stock of the following entities that sell products or services or have contracts with Adams Respiratory Therapeutics, Inc.:

Contact or Nature of
Relationship with
		Nature and %	Adams Respiratory
Family Member	Entity	Ownership	Therapeutics, Inc.

Date of Disclosure Statement		Print Name

Signature

Certification and Acknowledgement of Receipt
of Code of Business Conduct and Ethics
     I certify that I have received Adams Respiratory Therapeutics, Inc.’s Code of Business Conduct and Ethics, and I have read or agree to read the information contained within the Code of Business Conduct and Ethics.
     I agree to comply with Adams Respiratory Therapeutics, Inc.’s Code of Business Conduct and Ethics and Adams Respiratory Therapeutics, Inc.’s policies and procedures and understand that compliance with these policies is a condition of my continued employment with Adams Respiratory Therapeutics, Inc. I also understand that violation of the Code of Business Conduct and Ethics may lead to disciplinary action up to and including termination of my employment with Adams Respiratory Therapeutics, Inc.
Signature: ________________________________________
Name (Print): _____________________________________
Date: ___________________________________________